RED WHITE & BLOOM INVESTEE PHARMACO EXPANDS CULTIVATION CAPACITY IN MICHIGAN AND BEGINS FIRST INDOOR HARVEST IN DETROIT

Harvest marks important milestone by supplying Michigan top-shelf, lab-approved cannabis amidst a Statewide product shortage

Toronto, Ontario, June 24, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: TDRYD) (“RWB” or the “Company”) is pleased to announce that it’s investee PharmaCo Inc., continues to execute on their expansion having been awarded nine (9) new Municipal Marijuana cultivation licenses in June and commencing their first harvest at their Detroit indoor cultivation facility.

PharmaCo was awarded five (5) Municipal Class C grow licenses in Spaulding Township and four (4) Municipal Class C grow licenses in Au Gres Township; collectively this represents the right to grow 13,500 plants, subject to final State approvals.

In Detroit, planting at the newly commissioned 22,000 square foot indoor facility began earlier this year, and the first plants are now being harvested, while remaining on time and on budget. PharmaCo continues to ramp-up production using perpetual harvest methodologies which at full capacity can produce over 4,500lbs of the most sought after top-shelf cannabis strains in the State.

“We are very excited for the opportunity to continue moving forward and make a positive impact on the communities we serve as an essential service in the State of Michigan.” said a PharmaCo spokesperson. Adding “we are committed to the communities of Au Gres and Spaulding Township in the greater Saginaw area, with the same commitment to excellence that PharmaCo meets with every one of its current grow facilities with a dedicated grow philosophy to ensure the highest state compliancy.”

Brad Rogers, Chairman & CEO stated: “Our investee has made some great progress building the dispensary footprint they have over the past 12 months and their team has made fantastic progress in growing their patient and recreational customers in the face of very challenging times. Their ability to execute and deliver on time and budget this additional cultivation capacity in the midst of the COVID-19 outbreak is truly remarkable. Completing the first harvest in the new Detroit facility is a pivotal moment for them and we are very proud of what they are accomplishing in Michigan.”

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on major markets in the United States, including Michigan, Illinois, Massachusetts, California, and Florida in respect to cannabis and the entire US for legal hemp CBD based products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the Proposed Transaction.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the expected timing and terms of the Proposed Transaction, the number of common shares of the Company that may be issued in connection with the Proposed Transaction, the required approvals in connection with the Proposed Transaction and the ability to obtain such approvals and the parties’ ability to satisfy closing conditions.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events.  However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.  While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE

UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE.  WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.